Filed by: Kraft Foods Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Kraft Foods Inc. Commission File No.: 333-150212

The following is the text of the website that is being maintained at www.kraft.com/Investor/ in connection with Kraft Foods Inc.’s (“Kraft”) offer to exchange all shares of common stock of Cable Holdco, Inc., a Delaware corporation, which are owned by Kraft, for Class A common stock of Kraft.

www.kraft.com/Investor/

Last Updated: 6/27/2008 4:30 PM New York City time

Post Split-Off

Kraft Investor Information

On June 25, 2008, Kraft commenced its exchange offer related to the split-off transaction of its Post cereals business. The split-off is in connection with Kraft’s announcement on November 15, 2007, that it has agreed to merge its Post cereals business into Ralcorp Holdings, Inc. Kraft will provide indicative calculated per share values and exchange ratios for each of the trading days that the exchange offer is open. The final exchange ratio will be calculated using the volume weighted average stock prices (VWAP) of Kraft and Ralcorp on July 30, July 31 and August 1, 2008, and will be announced by 4:30 pm ET on August 1. The exchange offer will expire at 8:00 am ET on August 4, 2008, unless extended. Further information regarding the exchange offer can be found using the links below.

Date: Kraft VWAP: Ralcorp VWAP: Indicative Exchange Ratio: Exchange Ratio Limit: Exchange Ratio Limit in Effect:	Jun 27, 2008, 4:30 pm ET $28.9072 $49.9477 0.6431 0.6613 No

Other Related Information

•	Prospectus — Offer to Exchange

•	Jun. 25, 2008, Kraft Foods Commences Split-Off Exchange Offer for the Post Cereals Business

•	Jun. 16, 2008, Kraft Foods Announces Intention to Split-Off Post

•	Nov. 15, 2007, Kraft Foods to Merge Its Post Cereals Business

•	Letter to Kraft employees and former employees who hold unvested Kraft restricted stock, deferred stock or unexercised Kraft stock options, Jun. 25, 2008

Kraft employees participating in 401(k) plans in the US and savings plans in Canada will receive information mailed to their homes about the impact the Post split-off transaction will have on these plans.

Questions and requests for assistance or for additional copies of the exchange offer, the Letter of Transmittal and other exchange offer materials may be directed to the information agent at its telephone number and address listed below, and will be furnished promptly at Kraft’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call collect: (212) 269-5550

All other call toll-free: (800) 431-9633

Kraft@dfking.com

Rule 425 Legend

Non-Solicitation

This website and the materials on this website shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed acquisition by Ralcorp of the Post cereals business from Kraft, Cable Holdco, Inc., which is a subsidiary of Kraft, has filed a registration statement (including a prospectus) on Form S-4 and Form S-1 with the SEC (Reg. No. 333-150212). Ralcorp has filed a registration statement on Form S-4 with the SEC that also includes the prospectus (Reg. No. 333-150222). In addition, Ralcorp has filed a proxy statement on Schedule 14A. Shareholders are urged to read the proxy statement and prospectus and any other relevant documents, because they contain important information about Kraft, Ralcorp and the proposed transaction. A definitive proxy statement has been sent to shareholders of Ralcorp seeking approval for the issuance of shares of Ralcorp common stock in connection with the transaction, and the final prospectus is being sent to shareholders of Kraft. The proxy statement and prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp Holdings, Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

Post-Commencement Written Communications

In connection with the exchange offer for the split-off of the shares of common stock of Cable Holdco, Kraft filed on June 25, 2008 a tender offer statement with the SEC. Investors and security holders are urged to read the tender offer statement, because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Kraft with the SEC from the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from Kraft by directing a request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494.

Participants in the Proposed Transaction

This communication is not a solicitation of a proxy from any security holder of Ralcorp and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2007 Annual Report on Form 10-K/A filed with the SEC on February 26, 2008, definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 26, 2008 and current reports on Form 8-K filed with the SEC. Information about the directors and executive officers of Ralcorp may be found in its 2007 Annual Report on Form 10-K filed with the SEC on November 29, 2007, definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on November 29, 2007 and current reports on Form 8-K filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is also included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.